Exhibit 4.60

DryShips Inc. Attn.: Mr Ziad Nakhleh 80, Kifissias Av. 151 25 Amaroussion Greece	Tanja Lauerer / st International Loans Direct Line +49 421 3609-290 Telefax +49 421 3609-329 tanja.lauerer@schiffsbank.com

19th May 2010

1.	USD 125 million loan facility between Deutsche Schiffsbank Aktiengesellschaft and Norwal Star Owners and Ionian Traders Inc. dated 13th May 2008 as amended (the “Capri / Positano Loan Facility”)

2.	USD 35 million loan facility between Deutsche Schiffsbank Aktiengesellschaft and Ioli Owning Company Limited dated 2nd October 2007 as amended (the “Paros Loan Facility”)

Dear Ziad,

Reference is made to your e-mail dated 7th May 2010 in connection with the request for a waiver in regard to Article 12.3.19 of the Capri/Positano Loan Facility and Article 12.2.19 of the Paros Loan Facility.

We, Deutsche Schiffsbank Aktiengesellschaft, (respective the syndicate of the above mentioned facilities) hereby confirm our approval to waive the Employment Requirement subject to a successful placement of the prospected USD 1bn high yield bond until 30th September 2010, which proceeds shall be used to secure the financing of the two Drillships 1837 and 1838. In case the bond can not be issued until the 30th September 2010 the original Employment Requirement will be triggered again.

The above approval is subject to documentation acceptable to us.

If you have any questions please do not hesitate to contact us.

Best regards,

Deutsche Schiffsbank
Aktiengesellschaft

/s/ Illegible

Deutsche Schiffsbank Aktiengesellschaft

Domshof 17 D-28195 Bremen PO. Box 10 62 69 D-28062 Bremen Telephone +49 421 3609-0 Telefax +49 421 3609-326 SWIFT DESBDE22	Head Offices Bremen and Hamburg Commercial Register Local Court Bremen HRB 4062 Local Court Hamburg HRB 42653 VAT Reg. No. DE153094769	Chairman of the Supervisory Board Jochen Klösges Board of Managing Directors Werner Weimann (Speaker of the Board) Dr. Rainer Jakubowski Tobias Müller